               [RESOURCE SERVICES INTERNATIONAL, INC. LETTERHEAD]


                                             May 11, 1995


Evergreen Resources, Inc.
1000 Writer Square
1512 Larimer Street
Denver, Colorado 80202


     Re:   Estimated Future Net Reserves and Revenues
           As of April 1, 1995


Gentlemen:

     We have examined and compiled the estimates, prepared by Evergreen Resources, Inc. ("Evergreen"), and Resource Services, International, Inc.
(RSII), as of April 1, 1995, of the extent and value of the proved reserves of crude oil, natural gas, and natural gas liquids for certain leases owned by Evergreen. The appraised properties are located in Colorado, New Mexico, Oklahoma, and Wyoming.

     Estimates of Evergreen's proved reserves, future net revenue, and present value of net proved reserves included in Evergreen's estimates and summarized in this report are intended to be submitted to the Securities and Exchange Commission ("SEC") as part of Evergreen's annual report filed on Form 10-K. The reserve estimates are prepared according to applicable SEC rules and utilize conventional and generally accepted engineering methods.

     Our review of Evergreen's reserve estimates was based upon a study of Evergreen's properties. During this investigation, we consulted with the officers and employees of Evergreen and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. We previously have prepared studies of oil and gas properties in areas where Evergreen's properties are located. Property interests owned, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data were furnished by Evergreen and are accepted as factual without independent verification of such facts. We did not make a field examination of the operations or physical condition of the appraised properties.

     Estimates of proved developed producing reserves located in the Raton Basin, Las Animas County, Colorado, were prepared by RSII. These estimates are based upon a detailed analysis of geological and engineering data collected specifically to determine future recovery from the Raton Basin reservoirs. Estimates of proved undeveloped reserves in the Raton Basin were prepared by Evergreen using the RSII analysis of producing reserves.

     Crude oil, natural gas, and natural gas liquid reserves included in this report are classified as proved and are judged to be economically producible in

Evergreen Resources, Inc.
Page 2
May 11, 1995

future years from known reservoirs under existing economic and operating conditions, assuming continuation of the current regulatory practices, and using conventional production methods and equipment.

     Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of Regulation S-X, as adopted by the SEC:

          "PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          "(i) Reserves are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          "(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the `proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          "(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as `indicated additional reserves'; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, gilsonite and other such sources.

          "PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

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Evergreen Resources, Inc.
Page 3
May 11, 1995


          Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as `proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

          "PROVED UNDEVELOPED OIL AND GAS RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless such techniques have been proved effective by actual tests in the area and in the same reservoir."

     Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area the gas is purchased. Condensate reserves estimated are those obtained from normal separator recovery. Crude oil and natural gas liquids are stated as standard barrels of 42 U.S. gallons per barrel.

       Estimated net proved reserves of crude oil, natural gas, and natural gas liquids, as of April 1, 1995, are:


                                                       Crude Oil and
                                                          Natural          Natural
                                                        Gas Liquids         Gas
                                                        -----------        -------
                                                          Barrels           MCF

Total Proved Developed Producing Reserves                 230,337        15,083,280
Total Proved Developed Non-Producing Reserves              59,477         2,923,990
Total Proved Undeveloped Reserves                         553,054        39,874,820
                                                          -------        ----------

      TOTAL PROVED RESERVES                               842,868        57,882,090
                                                          -------        ----------
                                                          -------        ----------


          Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue. Future net revenue is calculated by deducting estimated operating expenses, future development costs, and severance and ad valorem taxes from the future gross revenue.

Evergreen Resources, Inc.
Page 4
May 11, 1995

Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present value, as expressed herein, should not be construed as fair market value since no consideration has been given to many factors which influence the prices at which petroleum properties are traded, such as taxes on operating profits, allowance for return on the investment, and normal risks incident to the oil business.

     Prices for crude oil, natural gas liquids, and natural gas effective in March 1995 were used by Evergreen. Current average operating costs were used in estimating future costs required to operate the properties.

     Estimated future net revenue and net present value of future net revenue from proved crude oil, natural gas, and natural gas liquid reserves, as of April 1, 1995, follow:



                                                                   10% Disc.
                                                      Future         Future
                                                   Net  Revenue    Net Revenue
                                                   ------------    -----------
Total Proved Developed Producing Reserves          15,034,140       7,819,440
Total Proved Developed Non-Producing Reserves       3,457,620       1,069,124
Total Proved Undeveloped Reserves                  38,042,990      14,423,760
                                                   ----------      ----------
     TOTAL PROVED RESERVES                         56,534,750      23,312,324
                                                   ----------      ----------
                                                   ----------      ----------



     A $9,131,470 decrease in the estimate of net present value is observed when compared to the previous years' estimate. This decrease is primarily attributable to lower gas prices. Estimated future net revenues from proved reserves is reduced by $9,460,563 net capital cost to drill and complete undeveloped reserves.

     The estimates of reserves, future net revenue, and net present value are determined according to our understanding of applicable regulations of the Securities and Exchange Commission. These estimates have not been filed with any other federal authority or agency.

     Resource Services International, Inc. and its principals are unrelated to Evergreen, its officers, shareholders, and properties evaluated in this report. We do not own a direct or indirect financial interest in Evergreen or its properties.

                           Submitted,

                              RESOURCE SERVICES INTERNATIONAL, INC.

                           RESOURCE SERVICES INTERNATIONAL, INC.